UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________________________

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

January 8, 2019
(Date of Report (Date of earliest event reported))
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

_____________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_____________________________________________________________________

Common Stock
(Title of each class of securities issued pursuant to Regulation A)
_____________________________________________________________________

Item 1. Fundamental Changes

Asset Acquisition

Heights at Meridian

On January 8, 2019, Cottonwood Multifamily REIT II, Inc. (“we,” “our” or “us”), through a joint venture with Cottonwood Residential O.P., LP (“CROP”), CW Heights at Meridian JV, LLC (the “Joint Venture”), acquired a 90% interest in Heights at Meridian, a multifamily apartment community. Heights at Meridian is a multifamily garden style apartment community situated on 54.7 acres. The property contains six, three-story residential buildings consisting of a total of 337,852 square feet of living space. There are 339 apartment units, which include one, two- and three- bedroom floor plans. The property also has 9 common area buildings. There are also numerous amenities including, among other things, a swimming pool with grilling stations, fitness center, clubhouse, business center, car care center, and exterior lighting.

Additional information regarding this investment is included in our Form 1-U filed December 14, 2018 and incorporated herein by reference.

Financial Statements

(a) Financial Statements of Real Estate Assets Acquired

The statement of revenues and certain operating expenses of Heights at Meridian for the years ended December 31, 2017 and 2016, and the related notes to the statement of revenues and certain operating expenses, is included as Exhibit 15.1.

Item 9. Other Events

Financing

On January 8, 2019. financing for Heights at Meridian was put in place in the amount of a $33,750,000 advance with our credit facility with Berkadia Commercial Mortgage, LLC under the Fannie Mae credit facility program (the “Facility”). Pursuant to the terms of the Facility, the advance carries an interest-only term of 7 years, and bears interest at a fixed annual rate of 4.62%. Parc Westborough, our other real estate investment, is also under the Facility.

The aggregate loan to value ratio for advances under the Facility cannot exceed 65% at the time any advance is made. There is no limit on the amount that we can borrow under the Facility so long as we maintain the loan to value ratio and other requirements set forth in the Facility loan documents. Each advance is cross-collateralized with the properties associated with the other advances. The Facility permits the joint ventures to sell the multifamily apartment communities that are security for the Facility individually provided that certain debt coverage ratios and other requirements are met.

Property Management Agreement

On January 8, 2019, the joint venture that owns Heights at Meridian executed a property management agreement with Cottonwood Capital Property Management, II, our sponsor. The property management fee is 3.5% of gross revenues, as defined in the property management agreement included as Exhibit 6.6.

Exhibits

Ex.	Name
6.1	CW HEIGHTS AT MERIDIAN JV, LLC JOINT VENTURE AGREEMENT
6.2	AMENDMENT NO. 1 TO MASTER CREDIT FACILITY AGREEMENT
6.3	MULTIFAMILY NOTE (FIXED RATE)
6.4	AMENDMENT NO. 1 TO CONTRIBUTION AGREEMENT
6.5	JOINDER TO MULTIFAMILY NOTE
6.6	PROPERTY MANAGEMENT AGREEMENT
15.1	STATEMENT OF REVENUES AND CERTAIN EXPENSES

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Enzio Cassinis
Name:	Enzio Cassinis
Title:	Chief Executive Officer

Date:   January 14, 2019